SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         OCEAN WEST HOLDINGS CORPORATION
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    67517P109
                                 (CUSIP Number)

                         Excalibur Asset Management, LLC
                                       c/o
                              Gary Schonwald, Esq.
                               Reitler Brown, LLC
                          800 Third Avenue, 21st Floor
                               New York, NY 10022
                                 (212) 209-3090

                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  May 19, 2005
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

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CUSIP No. 67517P109

--------------------------------------------------------------------------------
1) Name of Reporting Person - I.R.S. Identification Nos. of above person. (Entities only) Excalibur Asset Management, LLC (I.R.S. Identification No. 20-1952119 )

--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds (See Instructions)
      OO

--------------------------------------------------------------------------------
5) Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).. [ ]

--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization
      Delaware

--------------------------------------------------------------------------------
               7)    Sole Voting Power          560,000

--------------------------------------------------------------------------------
NUMBER         8)    Shared Voting Power        0
OF SHARES
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY       9)    Sole Dispositive Power     560,000
EACH
REPORTING      -----------------------------------------------------------------
PERSON WITH    10)   Shared Dispositive Power   0

--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person 560,000

--------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11)
      10.0 %

--------------------------------------------------------------------------------
14)   Type of Reporting Person (See Instructions) CO


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Item  1. Security and Issuer.
         --------------------

      This statement (this "Statement") relates to the common stock, par value $0.001 per share ("Common Stock") of Ocean West Holdings Corporation, a Nevada corporation (the "Issuer" or "Ocean"). The principal executive offices of Ocean are located at 15991 Redhill Avenue, Suite 110, Tustin, California 92780


Item  2. Identity and Background.
         ------------------------

      (a) This Statement is being filed by Excalibur Asset Management, LLC ("Excalibur"), a limited liability corporation, by its President and sole member, Robert DePalo. (1) Mr. DePalo is the husband of Rosemarie DePalo who is also a shareholder of Ocean West Holdings Corporation with her holdings being held in the name of Allied International Fund, Inc and both Robert DePalo and Rosemarie DePalo disclaim beneficial ownership in the entities held or controlled by each individual.

      (b) The address of its principal office is Gary Schonwald, Esq. Reitler Brown, LLC, 800 Third Avenue, 21st Floor, New York, New York, 10022

      (c)   The principal business of Excalibur is an investment fund.

      (d)-(e) No executive officer or director of Excalibur nor any controlling shareholder of Excalibur, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (f) The state of organization of Excalibur is Delaware and Mr. DePalo is a United States Citizen.


Item  3. Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

      The source of funds paid for 560,000 shares of Common Stock of Ocean owned by Excalibur were personal funds of Mr. DePalo.

(1) Robert DePalo owns another 100,000 shares of Ocean in his individual capacity. These shares were bought with Mr. DePalo's personal funds and are made for investment purposes.


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Item  4. Purpose of Transaction.
         -----------------------

      The 560,000 shares of Common Stock of Ocean were purchased by Excalibur for investment purposes.

      Except as otherwise described herein, neither Excalibur, nor any of its executive officers, directors or controlling shareholders, have any plans or proposals as of the date hereof which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Ocean or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of Ocean or any of its subsidiaries, (d) any change in the present board of directors or management of Ocean, (e) any material change in the present capitalization or dividend policy of Ocean, (f) any other material change in Ocean's business or corporate structure, (g) any change in Ocean's charter or By-laws or other actions which may impede the acquisition of control of Ocean by any person, (h) causing a class of securities of Ocean to be delisted from any national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of Ocean to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated in (a) through (i) above.


Item  5. Interest in Securities of the Issuer.
         -------------------------------------

      (a) At the date of this Statement, Excalibur beneficially owns 560,000 shares of Common Stock of Ocean. This represents approximately 10.0 % of the 5,586,104 total number of the issued and outstanding shares of Common Stock of Ocean as of May 19, 2005.

      (b) Excalibur has sole dispositive and voting power with respect to 560,000 shares of Common Stock of Ocean.

      (c) No transactions in the shares were effected by Excalibur during the past 60 days.

      (d) Not Applicable.

      (e) Not Applicable.


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Item  6. Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

      Except as otherwise described herein, there exists no contract, arrangement, understanding or relationship (legal or otherwise) between Excalibur (or any of its executive officers, directors or controlling shareholders) and any other person or entity with respect to any securities of Ocean, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         None.


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


                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: May 19, 2005

                                              Excalibur Asset Management, LLC


                                              By:/s/ Robert DePalo
                                                 ------------------------------
                                                     Robert DePalo, Member

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